

August 18, 2010

Mr. Barry Lefkowitz
Mack-Cali Realty Corporation
343 Thornall Street
Edison, NJ 08837-2206

> **Re: Mack-Cali Realty Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 1-13274**

Dear Mr. Lefkowitz:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief